EXHIBIT A


                   [LETTER FROM WESTMINSTER ACQUISITION CORP.]

Dear Westminster Stockholder:

     Westminster Acquisition Corp. ("PARENT CORPORATION") intends to take Westminster Capital, Inc. ("WESTMINSTER") private through a "short-form" merger pursuant to Section 253 of the Delaware General Corporation Law (the "MERGER") to be effected as part of a settlement of a class action lawsuit (the "SETTLEMENT") as described in the enclosed Schedule 13E-3. The purposes of this letter and accompanying Schedule 13E-3 are to:

     o   tell you more about the Settlement and the Merger;

     o explain why we think that the $3.00 per share (less attorneys' fees in the amount of $0.04335 per share) that you will receive in the Merger is fair consideration for your shares; and

     o to let you know about your rights for an appraisal hearing under Delaware law.

     You are not being asked to approve the Merger. Under Delaware law, Parent Corporation will own a sufficient number of shares to cause the Merger to occur without the approval of the stockholders of Westminster. In the Merger, Parent Corporation will be merged with and into Westminster, with Westminster continuing as the surviving company following the Merger. Each outstanding share of common stock of Westminster (other than shares held by dissenting stockholders and by Parent Corporation) will be canceled in exchange for cash in the amount of $2.95665 per share ($3.00 less attorneys' fees in the amount of $0.04335 per share) to the holder without interest. If you do not believe that $3.00 per share (less attorney fees) is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law.

     We also have enclosed a copy of Westminster's Quarterly Report on Form 10-Q for the quarter-ended March 31, 2003. A copy of the Annual Report on Form 10-K for fiscal 2002 was sent to you on June 16, 2003. If you did not receive a copy of the 2002 Annual Report or are unable to locate your copy, please contact Westminster at (310) 278-1930 to have a copy sent to you. You should read the
Schedule 13E-3 Transaction Statement (including the financial statements contained in the Form 10-Q and the 2002 Annual Report) carefully before deciding whether to accept $3.00 per share (less attorneys' fees) or to have a Delaware court determine the fair value of your shares. The amount determined by such court may be higher or lower than $3.00 per share.

     Stockholders of record on the date the Merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of your appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

     After the Merger, the common stock of Westminster will not be publicly traded. Westminster also will not be required to file reports with the Securities and Exchange Commission. In addition, the Merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the Merger will affect you.

Sincerely,



William Belzberg
Chief Executive Officer